Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zeta Global Holdings Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98956A105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956A105	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons David A. Steinberg
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,321
	6	Shared Voting Power 35,579,095
	7	Sole Dispositive Power 7,321
	8	Shared Dispositive Power 33,683,777

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,586,416
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.3%
12	Type of Reporting Person IN

CUSIP No. 98956A105	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons ACI Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,201,455
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,201,455

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,201,455
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.6%
12	Type of Reporting Person OO

CUSIP No. 98956A105	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

Zeta Global Holdings Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3 Park Ave, 33rd Floor, New York, NY 10016

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

David A. Steinberg

ACI Investment Partners, LLC

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is c/o Zeta Global Holdings Corp., 3 Park Ave, 33rd Floor, New York, NY 10016.

(c)	Citizenship of each Reporting Person is:

David A. Steinberg is a citizen of the United States. ACI Investment Partners, LLC is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

98956A105

ITEM 3.

Not applicable.

CUSIP No. 98956A105	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 174,157,067 shares of Class A Common Stock outstanding as of October 28, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
David A. Steinberg	35,586,416	17.3%	7,321	35,579,095	7,321	33,683,777
ACI Investment Partners, LLC	27,201,455	13.6%	0	27,201,455	0	27,201,455

Mr. Steinberg may be deemed the beneficial owner of 35,586,416 shares of Class A Common Stock, which includes: (i) 15,337 shares of Class A Common Stock issuable upon conversion of Class B common stock held of record by CAIVIS Acquisition Corp. II, which is a wholly owned subsidiary of CAIVIS Investment Company V, LLC, of which Mr. Steinberg is the majority shareholder; (ii) 194,601 shares of Class A Common Stock issuable upon conversion of Class B common stock held of record by Kica Investments LLC, of which Mr. Steinberg is managing member; (iii) 5,083,839 shares of Class A Common Stock issuable upon conversion of Class B common stock and 487,043 shares of Class A Common Stock held of record by IAC Investment Company IX, LLC, of which Mr. Steinberg is managing member; (iv) 120,000 shares of Class A Common Stock issuable upon conversion of Class B common stock and 184,932 shares of restricted Class A Common Stock held by Kristen Steinberg, Mr. Steinberg’s spouse; (v) 26,288,955 shares of Class A Common Stock issuable upon conversion of Class B common stock and 912,500 shares of restricted Class A Common Stock held of record by ACI Investment Partners, LLC, of which Mr. Steinberg is the managing member; and (vi) 396,570 shares of Class A Common Stock issuable upon conversion of Class B common stock held of record by seven irrevocable family trusts, of which Mr. Steinberg is co-trustee. Also includes 1,895,318 shares of Class A common stock held by Kristin Kuehl, with whom Mr. Steinberg is party to a voting agreement, and over which Mr. Steinberg may be deemed to share voting power, but not dispositive power. The Class B common stock is convertible at any time at the option of the holder into Class A Common Stock on a one-to-one basis.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 98956A105	Schedule 13G	Page 6 of 8

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 98956A105	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

ACI Investment Partners, LLC

By:	/s/ David A. Steinberg
Name:	David A. Steinberg
Title:	Managing Member

David A. Steinberg

/s/ David A. Steinberg

CUSIP No. 98956A105	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).